August 6, 2019
Via E-mail
Graham Shuttleworth
Chief Financial Officer
Barrick Gold Corp.
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street
Toronto, Ontario Canada M5J 2S1

       Re:    Barrick Gold Corp.
              Form 40-F for the Fiscal Year Ended December 31, 2018 Filed March 22, 2019
              File No. 1-9059

Dear Mr. Shuttleworth:

        We refer you to our comment letter dated July 17, 2019 regarding business contacts with
Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                           Sincerely,

                                                           /s/ Cecilia Blye

                                                           Cecilia Blye, Chief
                                                           Office of Global
Security Risk

cc:    John Reynolds
       Assistant Director